# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary shares, nominal value Euro 0.02 per share
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, France (I0), 91120
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 11,873,655; sole dispositive power 0; shared dispositive power 11,873,655; aggregate amount beneficially owned 11,873,655 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24, rue Emile Baudot, 91120 Palaiseau, France

## Item 2. Person Filing
Name of person filing: Temasek Holdings (Private) Limited
Address of principal business office or, if none, residence:
60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891
Citizenship: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Temasek, through an indirect wholly-owned subsidiary that owns 10,504,462 ordinary shares of the Issuer and another indirect wholly-owned subsidiary that owns 1,369,193 ordinary shares of the Issuer, may be deemed to beneficially own in aggregate 11,873,655 ordinary shares of the Issuer.
Percent of class:
5.6%

The percentage above is based on 212,293,691 ordinary shares of the Issuer outstanding as of September 1, 2026, as set forth in the Issuer's prospectus on Form 424B3 filed with the Securities and Exchange Commission on October 7, 2026.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 11,873,655.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 11,873,655.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorized Signatory (10/16/2026)